

February 15, 2011

Mr. Stephen Willard
Chief Executive Officer
Flamel Technologies S.A.
Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Vénissieux Cedex France

Re: **Flamel Technologies S.A.**
      Form 20-F for the Year Ended December 31, 2009
      File No. 000-28508

Dear Mr. Willard:

We have reviewed your January 21, 2011 response to our December 20, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing your response, we may have additional comments.

Risk Factors
"We depend on a limited number of suppliers for certain raw materials…," page 5

1. We note your response to comment two. Please expand the risk factor disclosure to address how long your current inventory of key ingredients from the sole supplier are anticipated to last.

Strategic Alliances, page 25

2. We note your response to comment six and reissue the comment in part. As previously requested, please provide draft disclosure of the aggregate milestone payments, the range of royalty rates, and the term and termination provisions of the agreements with Baxter International, Merck Serono, and Pfizer. In this regard, we note your statement that historical revenues are not indicative of future payments nor of a consistent or predictable future revenue stream and the specificity of the information requested by the staff could create a false impression of the likelihood of receipt of such payments. The materiality of an agreement is not necessarily determined retrospectively. In this instance, we note the

company has highlighted the agreements in the discussion and notes to the financial statements and the company has described the significant advance payments it has received without tempering this discussion by describing the extent, limitations or duration of possible future payments.

Item 5. Operating and Financial Review and Prospects, page 37

3. We acknowledge your response to comment nine. As previously requested, please provide us proposed draft disclosure for inclusion in future periodic reports that specifically indicates that you do not maintain research and development costs by project. In addition, please include in this proposed disclosure an explanation regarding why you do not maintain research and development cost by project and clarify how you manage the research and development function in terms of scientific progress and resource allocation, including the level of effort expended, the costs incurred and how you determine whether it is economical to continue to develop an individual project. As previously requested, also include in your proposed revised disclosure other quantitative or qualitative information that indicates the amount of your resources being used on each project.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Senior Staff Attorney, at (202) 551-3862 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant